J. P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

UBS Securities LLC
299 Park Avenue

New York, New York 10171

May 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention:  Loan Lauren P. Nguyen, Special Counsel

Re:	Dorian LPG Ltd.
Registration Statement on Form F-1 (File No. 333-194434)

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters for the initial public offering of the common shares of Dorian LPG Ltd. (the “Company”), wish to advise you that approximately 5,800 copies of the Company’s Preliminary Prospectus dated April 28, 2014, were furnished to ten (10) prospective underwriters, and distributed to underwriters, dealers, institutions and others, during the period from April 28, 2014 through the date hereof.

The undersigned have and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the Company’s request for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m. on May 7, 2014, or as soon as possible thereafter.

Very truly yours,

J. P. MORGAN SECURITIES LLC

By:	/s/ James L. Hamilton

Name: James L. Hamilton

Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Simon Smith

Name: Simon Smith

Title: Managing Director

By:	/s/ Michael Garcia

Name: Michael Garcia

Title: Director